Exhibit 12(d)

STONE HARBOR EMERGING MARKETS TOTAL INCOME FUND

Notification of Sources of Distribution

Statement Pursuant to Section 19(a) of the Investment Company Act of 1940

On December 26, 2013, the Stone Harbor Emerging Markets Total Income Fund (NYSE: EDI) (the “Fund”), a closed-end fund, will pay a monthly distribution on its common stock of $0.1511 per share to shareholders of record at the close of business on December 13, 2013. The Fund, acting in accordance with an exemptive order received from the Securities and Exchange Commission and with approval of its Board of Trustees, adopted a managed distribution policy under which the Fund may utilize capital gains, where applicable, as part of regular monthly cash distributions to its shareholders. This policy gives the Fund greater flexibility to realize capital gains and to distribute those gains to shareholders.

The following table sets forth the estimated amounts of the current distribution and the cumulative distributions paid this fiscal year-to-date from the sources indicated in the table. In addition, the table shows the percentages of the total distribution amount per share attributable to (i) net investment income, (ii) net realized short-term capital gain, (iii) net realized long-term capital gain and (iv) return of capital or other capital source. These percentages are disclosed for the current distribution as well as the fiscal year-to-date cumulative distribution amount per share for the Fund.

Current Distribution from:
	Per Share ($)%
Net Investment Income	0.0718	47.52%
Net Realized Short-Term Capital Gains	0.0793	52.48%
Net Realized Long-Term Capital Gains	0.0000	0.00%
Return of Capital or other Capital Source	0.0000	0.00%
Total (per common share)	0.1511	100.00%

Fiscal Year-to-Date Cumulative
Distributions from[1]:
	Per Share ($)%
Net Investment Income	0.9784	92.50%
Net Realized Short-Term Capital Gains	0.0793	7.50%
Net Realized Long-Term Capital Gains	0.0000	0.00%
Return of Capital or other Capital Source	0.0000	0.00%
Total (per common share)	1.0577	100.00%

Shareholders should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s managed distribution policy.

The amounts and sources of distributions reported in this 19(a) Notice are only estimates and not for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the

1 The Fund’s fiscal year is June 1 to May 31. Information shown is for the period beginning June 1, 2013.

Exhibit (12)(d)

remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.

Presented below are return figures, based on the change in the Fund’s Net Asset Value per share (“NAV”), compared to the annualized distribution rate for this current distribution as a percentage of the NAV on the last day of the month prior to distribution declaration date.

Fund Performance & Distribution Information

Annualized Distribution Rate as a Percentage of NAV^	9.04%
Cumulative Distribution Rate as a Percentage of NAV*	5.28%
Cumulative Total Return as a Percentage of NAV**	(9.62%)
Average Annual Total Return***	(7.79%)

^ Based on the Fund’s NAV as of November 30, 2013.

*Based	on the Fund’s NAV as of November 30, 2013 and includes distributions through December 31, 2013.

** Cumulative Total Return is the percentage change in the Fund’s NAV including distributions paid and assuming reinvestment of these distributions for the period from June 1, 2013 through November 30, 2013.

***Annualized change in the NAV per common share including distributions paid and assuming reinvestment of these distributions from inception (October 25, 2012) to November 30, 2013.

While the NAV performance may be indicative of the Fund’s investment performance, it does not measure the value of a shareholder’s investment in the Fund. The value of a shareholder’s investment in the Fund is determined by the Fund’s market price, which is based on the supply and demand for the Fund’s shares in the open market.

The Fund’s Board of Trustees reviews the amount of any distributions made pursuant the Fund’s distribution policy and considers the income earned and capital gain realized by the Fund, as well as the Fund’s available capital. The Board of Trustees will continue to monitor the Fund’s distribution level, taking into consideration, among other things, the Fund’s net asset value and market conditions. The Fund’s distribution policy is subject to modification, suspension or termination by the Board of Trustees at any time, which could have an adverse effect on the market price of the Fund’s shares. The distribution rate should not be considered the dividend yield or total return on an investment in the Fund.